SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2013

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In gigawatt hours)			Power Revenue (In billions of Won)
Period	Demand by Type of Usage	May 2012	May 2013	Year on year growth	May 2012	May 2013	Year on year growth
For May	Residential	4,968	5,041	1.5%	550	583	6.1%
	Commercial	7,245	7,356	1.5%	731	828	13.2%
	Educational	518	556	7.4%	55	62	12.8%
	Industrial	21,534	22,133	2.8%	1,735	1,988	14.6%
	Agricultural	828	920	11.1%	36	43	18.9%
	Street-lighting	239	240	0.4%	25	28	11.2%
	Overnight Power	1,057	1,214	14.8%	51	64	25.8%

	Total	36,389	37,460	2.9%	3,182	3,595	13.0%

From January To May	Residential	27,424	27,509	0.3%	3,356	3,456	3.0%
	Commercial	43,228	43,212	0.0%	4,624	5,117	10.7%
	Educational	3,534	3,656	3.5%	359	399	11.3%
	Industrial	107,427	108,922	1.4%	9,459	10,659	12.7%
	Agricultural	5,481	6,086	11.0%	234	275	17.8%
	Street-lighting	1,367	1,358	-0.7%	132	143	9.0%
	Overnight Power	11,167	10,749	-3.8%	654	683	4.4%

	Total	199,628	201,492	0.9%	18,817	20,733	10.2%

*	The figures may not add up to the relevant total numbers due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared for convenience based only on the internal estimates of KEPCO as of the relevant meter reading periods and do not include (i) power sold and revenues received from pumped storage units and (ii) the fuel cost-based adjustment amounts. These figures have neither been audited nor reviewed by KEPCO’s independent accountants, Samjong KPMG, or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jung In
Name:	Kim, Jung In
Title:	General Manager

Date: June 20, 2013